The attached Management Discussion and Analysis (“MD&A”) are those of The Needle Capital Corp., which was a Capital Pool Company. This MD&A is being filed as the financial year end of The Needle Capital Corp. which ended prior to the closing of The Needle Capital Corp.’s qualifying transaction. This MD&A is not the MD&A of The Flowr Corporation, the entity resulting from completion of the qualifying transaction.

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

FORM 51-102F1

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the Corporation’s financial statements and notes thereto for the year ended June 30, 2017. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

This MD&A was prepared by management of The Needle Capital Corp. (“the Corporation”), and was approved by the Board of Directors on October 29, 2018. All amounts are in Canadian dollars unless otherwise stated.

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Corporation’s management, are intended to identify forward-looking statements. Such statements reflect the Corporation’s forecasts, estimates and expectations, as they relate to the Corporation’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. There can be no assurance that it will be completed as proposed or at all. The Corporation does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

Description of the Business

The Corporation was incorporated under the Business Corporations Act (Alberta) on June 1, 2016 with the intent to being classified as a Capital Pool Company as defined in Policy 2.4 of the TSX Venture Exchange (the “Exchange”) corporate finance manual. The Corporation has no assets other than cash and sales tax recoveries. The Corporation proposes to identify and evaluate potential acquisitions or businesses, and once identified and evaluated, to negotiate an acquisition or participation subject to regulatory and, if required, shareholders’ approval.

The Corporation operates from its primary office in Calgary, Alberta, Canada. Its registered head office is located at 1900, 520 3rd Avenue S.W., Calgary, Alberta T2P 0R3.

Outlook

On August 27, 2018, the Company entered into a business combination with The Flowr Corporation (“Flowr”) in which the Company acquired all the outstanding shares of Flowr. The Flowr shareholders received 85,692,095 common shares of the Company. In addition, the Company issued 4,325,000 stock options, 8,035,530 employee stock options and 441,720 broker warrants in exchange for the outstanding options and warrants of Flowr. The Qualifying Transaction was approved by the TSX Venture Exchange on September 21, 2018. Upon completion of the business combination, shareholders of Flowr acquired control of the Company. The business combination is considered a purchase of the Company’s net assets by the shareholders of Flowr.

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

Flowr completed a concurrent subscription receipt financing of 13,807,734 subscription receipts at $2.60 per subscription receipts, for gross proceeds of $35,900,108. Flowr also paid a cash compensation of 6% of gross proceeds and issued broker warrants equal to 3% of subscription receipts. Each broker warrant entitles the holder to purchase one share at an exercise price of $2.60 for a period of 24 months. Concurrent with the closing of the Qualifying Transaction the subscription receipts were converted to the Flowr shares.

Selected Financial Information

The Corporation was incorporated under the Business Corporation Act (Alberta) on June 1, 2016 and June 30 is the date of its fiscal year end.

The following selected financial data is derived from the financial statements of the Corporation prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards applicable to the preparation of interim financial statements, including IAS 34.

Selected Statement of Financial Position Data

	As at June	As at June
	30, 2018	30, 2017
Net working capital	$274,653	$203,369
Total current assets	$284,653	$232,869
Total current liabilities	$10,000	$29,500
Total shareholders’ equity	$274,653	$203,369

Selected Statement of Operations Data

	Year Ended	Year Ended
	June 30, 2018	June 30, 2017
Expenses	$178,316	$6,631
Net loss for the period	$(178,316)	$(6,631)
Basic loss per share	$(0.08)	$(0.00)

The Corporation does not have any operations and will not conduct any business other than the identification and evaluation of business and assets for potential acquisition.

During the year ended June 30, 2018, the Corporation recorded a net loss of $178,316 consisting of professional, filing and communication fees.

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

Liquidity, Capital Resources, and Outlook

As at June 30, 2018, the Corporation had working capital of $274,653 and $284,653 in cash. Management believes that it has sufficient cash to meet its ongoing obligations and its objective of completing a Qualifying Transaction. However, additional equity or debt financing may be required to complete a Qualifying Transaction.

There can be no assurance that the Corporation will be able to obtain adequate financing to complete a Qualifying Transaction.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements as at June 30, 2018.

Critical Accounting Estimates and Policies

The Corporation’s significant accounting policies and the adoption of new accounting policies are disclosed in the audited financial statements for the year ended June 30, 2018.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and accounts payable and accruals. It is management’s opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments and that the fair value of these financial instruments approximates their carrying values, as applicable.

Disclosure of Outstanding Share Data

As at the date of this MD&A, the following is a description of the outstanding equity securities and convertible securities previously issued by the Corporation:

	Authorized	Outstanding

Voting or equity securities issued and outstanding	Unlimited Common Shares	7,200,000 Common Shares

Preferred Shares	Unlimited Preferred Shares	Nil

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

Risks and Uncertainties

The Corporation has a limited history of existence. There can be no assurance that a Qualifying Transaction will be completed. Equity or debt financing may be required to complete a Qualifying Transaction. There can be no assurance that the Corporation will be able to obtain adequate financing to continue. The securities of the Corporation should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Corporation's securities:

(a)	until completion of a Qualifying Transaction, the Corporation is not permitted to carry on any business other than the identification and evaluation of potential Qualifying Transactions;

(b)	the Corporation has had no business activity and has not acquired any material assets since its incorporation other than cash;

(c)	the Corporation does not have a history of earnings, nor has it paid any dividends and will not generate earnings or pay dividends until at least after the completion of the Qualifying Transaction;

(d)

the Corporation has only limited funds with which to identify and evaluate potential Qualifying Transactions and there can be no assurance that the Corporation will be able to identify a suitable Qualifying Transaction;

(e)	even if a proposed Qualifying Transaction is identified, there can be no assurance that the Corporation will be able to successfully complete the transaction;

(f)

the Qualifying Transaction may be financed in all or part by the issuance of additional securities by the Corporation and this may result in further dilution to the investor, which dilution may be significant and which may also result in a change of control of the Corporation;

(g)	there can be no assurance that an active and liquid market for the common shares will develop and an investor may find it difficult to resell its common shares;

(h)

if the Corporation fails to complete a Qualifying Transaction within 24 months of listing, the TSX Venture Exchange could suspend or delist the common shares of the Corporation and an interim cease trade order may be issued against the Corporation’s securities by an applicable securities commission if its common shares are suspended from trading on or delisted from the TSX Venture Exchange or otherwise; and

(i)

the Corporation competes with many Capital Pool Companies that are seeking suitable Qualifying Transactions. In addition, other Capital Pool Companies may have substantially greater financial and technical resources than the Corporation.

The Needle Capital Corp.
Management Discussion and Analysis
For the Year Ended June 30, 2018

Other Information

The policies of the TSX Venture Exchange prohibit Capital Pool Companies from carrying on formal investor relations activities. Corporate communications and investor inquiries are handled by the Directors of the Corporation. Additional information about the Corporation is available on SEDAR at www.sedar.com.

Letter of Intent

The Company signed a letter of intent (“LOI”) in respect of a proposed business combination with an unrelated party (“Target Co.”) (the “Transaction”) and brokered private placement.

Pursuant to the Transaction, the Company and Target Co. will complete a plan of arrangement, amalgamation, three-corner amalgamation or alternative structure to be determined. It is anticipated that the Company's common shares will be issued to the shareholders of the Target Co. on a basis of one common share of the Company for every one common share of Target Co. outstanding. The effect of the Transaction will be a reverse take over of the Company by Target Co.

As part of the Transaction, it is anticipated that Target Co. will complete a private placement of its common shares for gross proceeds of not less than $5,000,000 and up to $25,000,000.

The Transaction is subject to TSX Venture and other regulatory approvals.